UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
SAIC, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
78390X101
(CUSIP Number)
December 31, 2007
(Date of Event which Requires Filing
of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐      Rule 13d-1(b)
☑      Rule 13d-1(c)
☐      Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages
Page 1 of 9 Pages

SCHEDULE 13G
CUSIP No.: 78390X101

1	Names of Reporting Persons

	I.R.S. Identification Nos. of above persons (entities only)
	GREENLIGHT CAPITAL, L.L.C. 13-3886851

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

	DELAWARE

	5	Sole Voting Power

Number of		2,814,211

Shares	6	Shared Voting Power
Beneficially
Owned By		0

Each	7	Sole Dispositive Power
Reporting
Person		2,814,211

With	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,814,211

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented By Amount in Row (9)

	1.7%

12	Type of Reporting Person (See Instructions)

	OO

SCHEDULE 13G
CUSIP No.: 78390X101

1	Names of Reporting Persons

	I.R.S. Identification Nos. of above persons (entities only)
	GREENLIGHT CAPITAL, INC. 13-3871632

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

	DELAWARE

	5	Sole Voting Power

Number of		3,116,794

Shares	6	Shared Voting Power
Beneficially
Owned By		0

Each	7	Sole Dispositive Power
Reporting
Person		3,116,794

With	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	3,116,794

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented By Amount in Row (9)

	1.9%

12	Type of Reporting Person (See Instructions)

	CO

SCHEDULE 13G
CUSIP No.: 78390X101

1	Names of Reporting Persons

	I.R.S. Identification Nos. of above persons (entities only)
	DME ADVISORS, L.P. 20-1365209

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

	DELAWARE

	5	Sole Voting Power

Number of		990,589

Shares	6	Shared Voting Power
Beneficially
Owned By		0

Each	7	Sole Dispositive Power
Reporting
Person		990,589

With	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	990,589

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented By Amount in Row (9)

	0.6%

12	Type of Reporting Person (See Instructions)

	PN

SCHEDULE 13G
CUSIP No.: 78390X101

1	Names of Reporting Persons

	I.R.S. Identification Nos. of above persons (entities only)
	DME ADVISORS GP, L.L.C.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

	DELAWARE

	5	Sole Voting Power

Number of		990,589

Shares	6	Shared Voting Power
Beneficially
Owned By		0

Each	7	Sole Dispositive Power
Reporting
Person		990,589

With	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	990,589

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented By Amount in Row (9)

	0.6%

12	Type of Reporting Person (See Instructions)

	OO

SCHEDULE 13G
CUSIP No.: 78390X101

1	Names of Reporting Persons

	I.R.S. Identification Nos. of above persons (entities only)
	DAVID EINHORN

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

	UNITED STATES

	5	Sole Voting Power

Number of		6,921,594

Shares	6	Shared Voting Power
Beneficially
Owned By		0

Each	7	Sole Dispositive Power
Reporting
Person		6,921,594

With	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	6,921,594

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented By Amount in Row (9)

	4.1%

12	Type of Reporting Person (See Instructions)

	IN

AMENDMENT NO. 1 TO SCHEDULE 13G
This Amendment No. 1 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”), as filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2007, is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc”), DME Advisors, L.P., a Delaware limited partnership (“Advisors”), DME Advisors GP, LLC, a Delaware limited liability company that serves as general partner to Advisors (“DME GP” and together with Greenlight LLC, Greenlight Inc. and Advisors, “Greenlight”), and Mr. David Einhorn, principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).
This Amendment to Schedule 13G relates to common stock, par value $0.0001 per share (“Common Stock”), of SAIC, Inc., a Delaware corporation (the “Issuer”), purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner, (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), for which Greenlight Inc acts as investment advisor, and (iv) the managed account for which Advisors acts as investment manager.
This Amendment is being filed to amend and restate Items 4 and 5 as follows:

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
As of December 31, 2007, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of shares of Common Stock:
i)	Greenlight LLC may be deemed the beneficial owner of 2,814,211 shares of Common Stock held for the account of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc may be deemed the beneficial owner of 3,116,794 shares of Common Stock held for the account of Greenlight Offshore.

iii)	Advisors may be deemed the beneficial owner of 990,589 shares of Common Stock held for the account of the managed account for which Advisors acts as investment manager.

iv)	DME GP may be deemed the beneficial owner of 990,589 shares of Common Stock held for the account of the managed account for which Advisors acts as investment manager.

v)	Mr. Einhorn may be deemed the beneficial owner of 6,921,594 shares of Common Stock. This number consists of: (A) 2,814,211 shares of Common Stock held for the account of Greenlight Fund and Greenlight Qualified, (B) 3,116,794 shares of Common Stock held for the account of Greenlight Offshore, and (C) 990,589 shares of Common Stock held for the account of the managed account for which Advisors acts as investment manager.
The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares of Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore or any managed account managed by Advisors. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 4 (b)	Percent of Class:
The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The denominator for determining the percentage of shares of Common Stock held by each of the Reporting Persons was 166,848,797, which is the number of shares of Common Stock outstanding as of November 30, 2007, as reported in the Form 10-Q filed on December 11, 2007 with the Securities and Exchange Commission.

Item 4 (c)	Number of shares as to which each such person has voting and dispositive power:
The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

GREENLIGHT CAPITAL, L.L.C.

By:		/s/ DANIEL ROITMAN

Name: Daniel Roitman
Title: Chief Operating Officer

GREENLIGHT CAPITAL, INC.

By:		/s/ DANIEL ROITMAN

Name: Daniel Roitman
Title: Chief Operating Officer

DME ADVISORS, L.P.

By:		DME Advisors GP, L.L.C., its general partner

	By:	/s/ DANIEL ROITMAN

Name: Daniel Roitman
Title: Chief Operating Officer

DME ADVISORS GP, L.L.C.,

By:		/s/ DANIEL ROITMAN

Name:		Daniel Roitman
Title:		Chief Operating Officer

/s/ DANIEL ROITMAN

Daniel Roitman, on behalf of David Einhorn
The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.